ELEMENTAL ROYALTY CORPORATION

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Item 1 Identity of Company

1.1 Name and Address of Company

Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the "Company")
1020-800 West Pender Street
Vancouver, British Columbia V6C 2V6

1.2 Executive Officer

Further information regarding the matters described in this report may be obtained from Frederick Bell, President and Chief Operating Officer of the Company, who is knowledgeable about the details of this report and may be contacted at +44 (0) 7554 872 794.

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On November 13, 2025, the Company completed the acquisition of EMX Royalty Corporation ("EMX"), a precious and base metals royalty company, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

The Arrangement was completed pursuant to an arrangement agreement dated September 4, 2025 (the "Arrangement Agreement") between the Company, 1554829 B.C. Ltd. (a wholly-owned subsidiary of the Company) ("Acquireco") and EMX. The Arrangement was approved by EMX's shareholders at a special meeting held on November 4, 2025.

Pursuant to the Arrangement, the Company, indirectly through the amalgamation of EMX and Acquireco, acquired all of the issued and outstanding shares of EMX.

The consideration for the Arrangement is discussed below under section 2.3 - "Consideration".

2.2 Acquisition Date

November 13, 2025.

2.3 Consideration

Under the terms of the Arrangement, all of the issued and outstanding common shares in the capital of the EMX (each, an "EMX Share") were exchanged for common shares in the capital of the Company (each, an "Elemental Share") on the basis of 0.2822 Elemental Shares for each EMX Share.

Pursuant to the Arrangement, each holder of EMX Shares received 0.2822 of an Elemental Share for each EMX Share held immediately prior to the effective time of the Arrangement (the "Exchange Ratio"). An aggregate of 31,500,450 Elemental Shares were issued to the former holders of EMX Shares (including those former holders of EMX Shares that were issued pursuant to the Arrangement upon the exchange of restricted share units (RSUs) of EMX for EMX Shares).

Pursuant to the Arrangement, all stock options of EMX were exchanged for replacement options which are exercisable for Elemental Shares, with the number of Elemental Shares issuable and the exercise price thereunder being adjusted based on the Exchange Ratio. All share purchase warrants of EMX (the "EMX Warrants") will entitle the holders thereof to receive, upon exercise and for the same aggregate consideration, a number of Elemental Shares based on the Exchange Ratio, on and subject to the terms and conditions of the EMX Warrants.

Concurrently with the Arrangement, the Company also completed a private placement financing with Tether Investments S.A. de C.V. ("Tether") pursuant to which Tether has purchased 7,502,502 Elemental Shares for aggregate gross proceeds of approximately US$100 million (the "Tether Financing"). The Tether Financing is a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and Policy 5.9 of the TSX-V. Elemental shareholders approved the Tether Financing by passing an ordinary resolution in accordance with the 'majority of the minority' shareholder approval requirements set forth in Part 8 of MI 61-101 and TSX Venture Exchange Policy 5.9. The formal valuation requirement under MI 61-101 did not apply to the Tether Financing as Elemental relied on the exemption therefrom contained at section 5.5(b) of MI 61-101.

2.4 Effect on Financial Position

Upon completion of the Arrangement, EMX became a wholly-owned subsidiary of the Company. The business and operations of EMX have been combined with those of the Company.

As part of the Arrangement, the Company acquired all of EMX's assets and liabilities. Other than the conduct of business in the ordinary course, the Company does not currently have any plans for material changes in its business or the EMX business that may significantly affect its financial performance or position, including any proposal to liquidate, sell, lease, or exchange all or a substantial part of the Company's or EMX's assets, or to make any material changes to the Company's or EMX's business operations or structure.

2.5 Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or EMX required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company pursuant to the Arrangement.

2.6 Parties to Transaction

The Arrangement was not with an "informed person" (as such term is defined in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")), associate or affiliate of the Company.

2.7 Date of Report

November 21, 2025.

Item 3 Financial Statements and Other Information

The following financial statements are included as Appendix "A" and Appendix "B" of the short form base shelf prospectus of the Company dated October 20, 2025, as filed under the Company's profile on SEDAR+, and such Appendices are hereby incorporated by reference into this business acquisition report:

(a) the audited annual financial statements of EMX as at and for the financial years ended December 31, 2024 and 2023, including the report of the auditors thereon;

(b) the unaudited condensed consolidated interim financial statements of EMX for the three and six months ended June 30, 2025 and 2024, together with notes thereto; and

(c) the following unaudited pro forma financial statements:

(i) unaudited pro forma interim consolidated statement of financial position as of June 30, 2025;

(ii) unaudited pro forma interim consolidated statement of income and comprehensive income for the six months ended June 30, 2025; and

(iii) unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024.